UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bolt Projects Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09769B107

(CUSIP Number)

Mark Dmytruk

Chief Financial Officer

Ginkgo Bioworks, Inc.

Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue

8th Floor

Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09769B107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ginkgo Bioworks, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,679,319(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,679,319(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,679,319(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Consists of 2,679,319 shares of Common Stock of the Issuer held by Ginkgo Bioworks, a wholly owned subsidiary of Ginkgo. Shares of Common Stock of the Issuer held by Ginkgo Bioworks may be deemed beneficially owned by Ginkgo, its sole parent.

(2)	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ginkgo Bioworks Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,679,319(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,679,319(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,679,319(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Consists of 2,679,319 shares of Common Stock of the Issuer held by Ginkgo Bioworks, a wholly owned subsidiary of Ginkgo. Shares of Common Stock of the Issuer held by Ginkgo Bioworks may be deemed beneficially owned by Ginkgo, its sole parent.

(2)	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Bolt Projects Holdings, Inc., a Delaware corporation (the “Issuer”) held by Ginkgo Bioworks, Inc. The principal executive offices of the Issuer are located at 2261 Market Street, Suite 5447, San Francisco, California 94114.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Ginkgo Bioworks, Inc., a Delaware corporation (“Ginkgo Bioworks”), and Ginkgo Bioworks Holdings, Inc. (“Ginkgo”), a Delaware corporation (together, the “Reporting Persons” and each, a “Reporting Person”). The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1.

The address of the principal business office of the Reporting Persons is 27 Drydock Avenue, 8th Floor, Boston, Massachusetts 02210. The principal business occupation of the Reporting Persons is the provision of cell engineering and biosecurity services. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Ginkgo and Ginkgo Bioworks are set forth on Schedule A hereto.

During the last five years none of the Reporting Persons have, and to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A hereto has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 14, 2022, Ginkgo Bioworks and Bolt Threads, Inc. (“Bolt Threads”) executed several concurrent agreements including a Senior Secured Note Purchase Agreement (the “Note Purchase Agreement”). Under the terms of the Note Purchase Agreement, Bolt Threads issued and sold to Ginkgo Bioworks and Ginkgo Bioworks agreed to purchase senior secured notes (the “Senior Secured Notes”), in the aggregate original stated principal amount of $30 million. The acquisition of the Senior Secured Notes was funded by Ginkgo Bioworks with cash on the balance sheet from operations.

On December 29, 2023, Ginkgo Bioworks and Bolt Threads entered into an amendment to modify the Note Purchase Agreement (the “NPA Amendment”). Under the terms of the NPA Amendment, Ginkgo Bioworks exchanged Senior Secured Notes in a principal amount of $10 million for a convertible note in the original principal amount of $10 million (the “Convertible Note”) under that certain Note Purchase Agreement, dated as of October 4, 2023 (as amended, the “Bridge NPA”), by and among the Bolt Threads and the lenders set forth therein. The Convertible Note accrued interest at a rate of 8% per annum, compounded quarterly, and matured on October 4, 2024.

On October 4, 2023, Golden Arrow Merger Corp. (“Golden Arrow”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with Beam Merger Sub. Inc. (“Merger Sub”) and Bolt Threads, pursuant to which Merger Sub merged with and into Bolt Threads, with Bolt Threads surviving the merger as a wholly owned subsidiary of Golden Arrow (the “Business Combination”). The Business Combination Agreement was approved by the Golden Arrow shareholders on August 9, 2024, and the Business Combination closed on August 13, 2024 (the “Closing”), at which point Golden Arrow was renamed Bolt Projects Holdings, Inc.

Immediately prior to the consummation of the Business Combination, pursuant to the terms of the Bridge NPA, the outstanding principal and unpaid accrued interest due on the Convertible Note was automatically, without requiring Ginkgo Bioworks’ prior consent or approval, converted into shares of Bolt Threads’ common stock. In connection with the Closing, Ginkgo Bioworks received 2,679,319 shares of Common Stock in exchange for its shares of Bolt Threads’ common stock.

Item 4. Purpose of Transaction.

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The responses of the Reporting Persons to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference. To the knowledge of the Reporting Persons, none of the persons listed on Schedule A have any beneficial ownership of the Common Stock.

(c)

Except as disclosed on this Schedule 13D, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Person, any of the persons listed in Schedule A, has effected any transaction in the shares of Common Stock during the past 60 days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or any of the persons listed in Schedule A, or between such persons and any other person, with respect to any securities of Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, by and between Ginkgo Bioworks, Inc. and Ginkgo Bioworks Holdings, Inc., dated as of August 20, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2024

Ginkgo Bioworks, Inc.

By:	/s/ Mark Dmytruk
Name:	Mark Dmytruk
Title:	Chief Financial Officer

Ginkgo Bioworks Holdings, Inc.

By:	/s/ Mark Dmytruk
Name:	Mark Dmytruk
Title:	Chief Financial Officer

Schedule A

Directors and Executive Officers of Ginkgo Bioworks Holdings, Inc.

Directors of Ginkgo Bioworks Holdings, Inc.	Present Principal Occupation	Business Address	Citizenship
Arie Belldegrun	Executive Chairman and Co-Founder of Allogene Therapeutics	10100 Santa Monica Blvd, 15th Floor Los Angeles, CA 90067	USA

Ross Fubini	Founder and Managing Director of XYZ Venture Capital	2910 Lake Street San Francisco, CA 94121	USA

Kathy Hopinkah Hannan	Former Senior Partner, KPMG LLP	N/A	USA

Christian Henry	President and Chief Executive Officer of Pacific Biosciences of California, Inc.	1305 O’Brien Drive Menlo Park, CA 94025	USA

Jason Kelly	Chief Executive Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Myrtle Potter	Chief Executive Officer of Myrtle Potter & Company, LLC	2472 Jett Ferry Road, STE 400-314, Atlanta, GA	USA

Shyam Sankar	Chief Technology Officer and Executive Vice President at Palantir Technologies Inc	1200 17th St. Denver, CO 80202	USA

Reshma Shetty	President, Chief Operating Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Harry E. Sloan	Chairman and Chief Executive Officer of Eagle Equity Partners II, LLC	2121 Avenue of the Stars, Suite 2300 Los Angeles, CA 90067	USA

Executive Officers of Ginkgo Bioworks Holdings, Inc.	Present Principal Occupation	Business Address	Citizenship
Jason Kelly	Chief Executive Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Reshma Shetty	President, Chief Operating Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Mark Dmytruk	Chief Financial Officer of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Directors and Executive Officers of Ginkgo Bioworks, Inc.

Directors of Ginkgo Bioworks, Inc.	Present Principal Occupation	Business Address	Citizenship
Jason Kelly	Chief Executive Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Reshma Shetty	President, Chief Operating Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Mark Dmytruk	Chief Financial Officer of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Karen Tepichin	General Counsel of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Executive Officers of Ginkgo Bioworks, Inc.	Present Principal Occupation	Business Address	Citizenship
Jason Kelly	Chief Executive Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA